COMMENTS RECEIVED ON APRIL 5, 2005

FROM CHRISTIAN SANDOE

FIDELITY CALIFORNIA MUNICIPAL TRUST (File Nos. 002-83367 and 811-03725)
Spartan California Municipal Income Fund
POST-EFFECTIVE AMENDMENT NO. 46

FIDELITY CALIFORNIA MUNICIPAL TRUST II (File Nos. 033-42890 and 811-06397)
Fidelity California Municipal Money Market Fund and Spartan California Municipal Money Market Fund
POST-EFFECTIVE AMENDMENT NO. 26

FIDELITY CONCORD STREET TRUST (File Nos. 033-15983 and 811-05251)
Spartan Total Market Index Fund, Spartan Extended Market Index Fund, Spartan International Index Fund, Fidelity U.S. Bond Index Fund, and Spartan U.S. Equity Index Fund
POST-EFFECTIVE AMENDMENT NO. 42

FIDELITY OXFORD STREET TRUST (File Nos. 002-77909 and 811-03480)
Fidelity Four-in-One Index Fund
POST-EFFECTIVE AMENDMENT NO. 56

FIDELITY SELECT TRUST (File Nos. 002-69972 and 811-03114)
Fidelity Select Air Transportation Portfolio, Fidelity Select Automotive Portfolio, Fidelity Select Banking Portfolio, Fidelity Select Biotechnology Portfolio, Fidelity Select Brokerage and Investment Management Portfolio, Fidelity Select Business Services and Outsourcing Portfolio, Fidelity Select Chemicals Portfolio, Fidelity Select Computers Portfolio, Fidelity Select Construction and Housing Portfolio, Fidelity Select Consumer Industries Portfolio, Fidelity Select Cyclical Industries Portfolio, Fidelity Select Defense and Aerospace Portfolio, Fidelity Select Developing Communications Portfolio, Fidelity Select Electronics Portfolio, Fidelity Select Energy Portfolio, Fidelity Select Energy Service Portfolio, Fidelity Select Environmental portfolio, Fidelity Select Financial Services Portfolio, Fidelity Select Food and Agriculture Portfolio, Fidelity Select Gold Portfolio, Fidelity Select Health Care Portfolio, Fidelity Select Home Finance Portfolio, Fidelity Select Industrial Equipment Portfolio, Fidelity Select Industrial Materials Portfolio, Fidelity Select Insurance Portfolio, Fidelity Select Leisure Portfolio, Fidelity Select Medical Delivery Portfolio, Fidelity Select Medical Equipment and Systems Portfolio, Fidelity Select Multimedia Portfolio, Fidelity Select Natural Gas Portfolio, Fidelity Select Natural Resources Portfolio, Fidelity Select Networking and Infrastructure Portfolio, Fidelity Select Paper and Forest Products Portfolio, Fidelity Select Pharmaceuticals Portfolio, Retailing Portfolio, Fidelity Select Software and Computer Services Portfolio, Fidelity Select Technology Portfolio, Fidelity Select Telecommunications Portfolio, Fidelity Select Transportation Portfolio, Fidelity Select Utilities Growth Portfolio, Fidelity Select Wireless Portfolio, Fidelity Select Money Market Portfolio
POST-EFFECTIVE AMENDMENT NO. 80

1. Fidelity Select Business Services and Outsourcing Portfolio

"Investment Summary" (prospectus)
"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities of companies principally engaged in providing business-related services to companies and other organizations."

C: The Staff would like an explanation of the outsourcing aspect of the fund's strategy.

R: Outsourcing generally is understood to mean subcontracting work to other companies. The fund invests in companies including those that perform business-related services on a sub-contract (outsourced) basis.

2. Fidelity Select Construction and Housing Portfolio

"Investment Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities of companies principally engaged in the design and construction of residential, commercial, industrial, and public works facilities, as well as companies engaged in the manufacture, supply, distribution, or sale of products or services to these construction industries."

C: The Staff believes that the underlined disclosure is too broad as there are many companies in this category that would not be considered a part of the construction industry.

R: The term "sale of products or services to these construction industries" is a part of the fund's fundamental policy which can only be changed by shareholder approval. For purposes of the fund's 80% policy, however, the fund will not buy securities of companies unless they relate to the fund's name. We believe that when read in conjunction with the fund's related policies located in the "Investment Details" section of the fund's prospectus the disclosure adequately identifies and summarizes the fund's principal investment strategies and policies. As it is not possible to have an exhaustive list of all the companies the fund can buy, our disclosure gives a representative sample which we believe is helpful to shareholders and conveys the strategies of the fund.

3. Fidelity Select Energy Portfolio and Fidelity Select Energy Services Portfolio

"Investment Summary" (prospectus)
"Principal Investment Strategies"

C: The Staff questions the difference between Energy and Energy Services Portfolio as they seem to invest in the same things.

R: The latter fund places greater emphasis on companies that provide services and equipment to energy related companies.

4. Fidelity Select Industrial Equipment Portfolio

"Investment Summary" (prospectus)
"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities of companies principally engaged in the manufacture, distribution, or service of products and equipment for the industrial sector, including integrated producers of capital equipment, parts suppliers, and subcontractors."

C: The Staff stated that "industrial" should precede the term "capital equipment," thereby making it more specific.

R: The term "capital equipment" is a part of the fund's fundamental policy which can only be changed by shareholder approval. In addition, note that the term "capital equipment" is already preceded by the phrase "for the industrial sector" in the same sentence.

5. Fidelity Select Industrial Equipment Portfolio

"Investment Summary" (prospectus)
"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities of companies principally engaged in the manufacture, distribution, or service of products and equipment for the industrial sector, including integrated producers of capital equipment, parts suppliers, and subcontractors."

C: The Staff would like language added to specify that parts suppliers is limited to part suppliers for industrial equipment.

R: The term "parts suppliers" is a part of the fund's fundamental policy which can only be changed by shareholder approval. In addition, note that the term "parts suppliers" is already preceded by the phrase "for the industrial sector" in the same sentence.

6. Fidelity Select Industrial Equipment Portfolio

"Investment Summary" (prospectus)
"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities of companies principally engaged in the manufacture, distribution, or service of products and equipment for the industrial sector, including integrated producers of capital equipment, parts suppliers, and subcontractors."

C: The Staff questioned the type of subcontractors the fund invests in and how they relate to industrial equipment.

R: The fund invests in subcontractors principally engaged in the manufacture, distribution, or service of products and equipment for the industrial sector.

7. Fidelity Select Stock Portfolios

"Investment Summary" (prospectus)
"Principal Investment Risks"

"The value of an individual security or particular type of security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. The value of securities of smaller issuers can be more volatile than that of larger issuers."

C: The Staff believes that a corresponding principal investment strategy for investing in smaller issuers should be added to the Item 2 disclosure. Otherwise, this risk should be removed.

R: Investing in smaller issuers is not a principal investment strategy of the funds. "Issuer-Specific Changes" are a principal investment risk, however, we believe it is important to disclose that certain investment risks are tied to the issuers of the securities the funds may buy, and not just to the securities themselves. One issuer-specific risk relates to the issuer's relative size and degree of recognition in its industry. Accordingly, the disclosure notes that the value of securities of smaller issuers can be more volatile than that of larger issuers. We believe that our disclosure complies with the requirements of Item 2 of Form N-1A and therefore have not modified the disclosure.

8. Fidelity Select Automotive Portfolio

"Investment Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities of companies principally engaged in the manufacture, marketing or sale of automobiles, trucks, specialty vehicles, parts, tires, and related services."

C: The Staff requests that disclosure explaining the term "related services" be added.

R: Further explanation regarding the types of companies that may provide "related services" is included in the "Investment Details" section of the prospectus pursuant to Item 4 of Form N-1A. We believe that when read in conjunction with the fund's related policies located in the "Investment Details" section of the fund's prospectus, the disclosure adequately identifies and summarizes the fund's principal investment strategies and policies. Accordingly, we have not modified the disclosure.

9. Fidelity Select Brokerage and Investment Management Portfolio

"Investment Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities of companies principally engaged in stock brokerage, commodity brokerage, investment banking, tax-advantaged investment or investment sales, investment management, or related investment advisory services."

C: For purposes of the fund's 80% policy, the Staff would like to know how "tax-advantaged investment or investment sales" relate to Brokerage or Investment Management.

R: This language refers to one of the types of business conducted by brokers or investment bankers.

10. Fidelity Select Brokerage and Investment Management Portfolio

"Investment Summary" (prospectus)

"Principal Investment Risks"

"Brokerage and Investment Management Industry Concentration. The brokerage and investment management industry can be significantly affected by stock and bond market activity, changes in regulations, brokerage commission structure, and a competitive environment combined with the high operating leverage inherent in companies in this industry."

C: Please change the term "industry" to "industries."

R: We believe it is appropriate to use the term "industry" in this instance, as the disclosure is intended to communicate the principal risks to which the Select Brokerage and Investment Management Portfolio is subject, though we recognize that there are multiple industries in the financial services sector.

11. Fidelity Select Gold Portfolio

"Investment Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities of companies principally engaged in gold-related activities, and in gold bullion or coins."

C: The Staff believes that we should define "gold-related activities."

R: Further explanation regarding "gold-related activities" and instruments in which the fund invests, as well as a definition, is included in the "Investment Details" section of the prospectus pursuant to Item 4 of Form N-1A. Accordingly, we have not modified the disclosure.

12. Fidelity Select Home Finance Portfolio

"Investment Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities of companies principally engaged in investing in real estate, usually through mortgages and other consumer-related loans."

C: The Staff would like language added to specify that the fund invests in residential real estate as opposed to commercial real estate.

R: The fund is not so limited. We believe that current disclosure is sufficient and when read in conjunction with the fund's related policies located in the "Investment Details" section of the fund's prospectus, the disclosure adequately identifies and summarizes the fund's principal investment strategies and policies. It is not possible to have an exhaustive list of all the companies the fund can buy, however our disclosure gives the following representative sample: mortgage banking companies, real estate investment trusts, government-sponsored enterprises, consumer finance companies, savings and loan associations, savings banks, building and loan associations, cooperative banks, commercial banks, and other depository institutions.

13. Fidelity Select Home Finance Portfolio

"Investment Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities of companies principally engaged in investing in real estate, usually through mortgages and other consumer-related loans."

C: The Staff does not believe that "usually" is sufficient for a fund's name test policy.

R: The fund's name test is investing at least 80% in companies principally engaged in investing in real estate. Within that 80% the investments are usually in companies that make mortgage and other consumer-related loans.

14. Fidelity Select Pharmaceuticals Portfolio

"Investment Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in companies engaged in the research, development, manufacture, sale, or distribution of pharmaceuticals and drugs of all types."

C: The Staff questioned whether it was appropriate to include "drugs" in the fund's 80% policy if it is necessary to distinguish drugs from pharmaceuticals.

R: The term "drugs" is a part of the fund's fundamental policy, which can only be changed by shareholder approval. Also, we believe it is helpful to use the term "drugs" since a typical shareholder may be more familiar with this more common term than the term "pharmaceuticals."

15. Fidelity Select Technology Portfolio

"Investment Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities of companies principally engaged in offering, using, or developing products, processes, or services that will provide or will benefit significantly from technological advances and improvements."

C: The Staff believes that the underlined language is too broad since virtually every company would benefit significantly from technological advances and improvements.

R: The term "or services that will provide or will benefit significantly from technological advances and improvements" is a part of the fund's fundamental policy, which can only be changed by shareholder approval. We believe that when read in conjunction with the fund's related policies located in the "Investment Details" section of the fund's prospectus, the disclosure adequately identifies and summarizes the fund's principal investment strategies and policies. As it is not possible to have an exhaustive list of all the companies the fund can buy, our disclosure gives a representative sample which we believe is helpful to shareholders and conveys the strategies of the fund.

16. Fidelity Select Telecommunications Portfolio

"Investment Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities of companies principally engaged in the development, manufacture, or sale of communications services or communications equipment."

C: The Staff believes the word "telecommunications" should precede the references to "services" and "equipment" in the underlined disclosure rather than "communications."

R: The term "communications services or communications equipment" is a part of the fund's fundamental policy, which can only be changed by shareholder approval. Also, we believe the current disclosure is not confusing or misleading. Accordingly, we have not modified the disclosure.

17. Fidelity Select Developing Communications Portfolio

"Investment Details" (prospectus)

"Principal Investment Strategies"

"FMR normally invests at least 80% of the fund's assets in securities of companies principally engaged in the development, manufacture, or sale of emerging communications services or equipment. Emerging communications are those which derive from new technologies or new applications of existing technologies. These companies may include, for example, companies involved in cellular communications, software development, video conferencing, data processing, personal communications networks, special mobile radio, fiber optic transmission, microwave, satellite, local and wide area networking, and other transmission electronics. FMR places less emphasis on traditional communications companies such as traditional telephone utilities and large long distance carriers."

C: The Staff requests clarification that the term "software development" relates to developing communications.

R: We confirm that the term "software development" relates to developing communications.

18. Fidelity Select Financial Services Portfolio

"Investment Details" (prospectus)

"Principal Investment Strategies"

"FMR normally invests at least 80% of the fund's assets in securities of companies principally engaged in providing financial services to consumers and industry. These companies may include, for example, commercial banks, savings and loan associations, brokerage companies, insurance companies, real estate-related companies, leasing companies, and consumer and industrial finance companies."

C: The Staff requests confirmation that "real estate-related companies" includes companies involved in real-estate financing or companies investing in real estate.

R: We confirm that "real estate-related companies" includes companies involved in real-estate financing or companies investing in real estate.

19. Fidelity Select Natural Resources Portfolio

"Investment Details" (prospectus)
"Principal Investment Strategies"

"FMR normally invests at least 80% of the fund's assets in securities of companies principally engaged in owning or developing natural resources, or supplying goods and services to such companies, and in precious metals. These companies may include, for example, companies involved either directly or through subsidiaries in exploring, mining, refining, processing, transporting, fabricating, dealing in, or owning natural resources. Natural resources include precious metals (e.g., gold, platinum, and silver), ferrous and nonferrous metals (e.g., iron, aluminum, and copper), strategic metals (e.g., uranium and titanium), hydrocarbons (e.g., coal, oil, and natural gases), chemicals, paper and forest products, real estate, food, textile and tobacco products, and other basic commodities. FMR treats investments in instruments whose value is linked to the price of precious metals as investments in precious metals."

C: The Staff questions how real estate relates to natural resources.

R: Real estate includes land where natural resources are located.

20. Fidelity Select Banking Portfolio

"Investment Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities of companies principally engaged in accepting deposits and making commercial and principally non-mortgage consumer loans."

C: What does the standard principally engaged mean as it relates to Banking Portfolio.

R: As disclosed in the SAI for purposes of determining whether the fund has invested at least 80% of assets in companies principally engaged in accepting deposits and making commercial and principally non-mortgage consumer loans, "FMR considers a company to be principally engaged in a designated business activity if: (i) at least 50% of a company's assets, income, sales, or profits are committed to, or derived from, the business activity, . . ."

21. Fidelity U.S. Bond Index Fund, Spartan Total Market Index Fund, Spartan Extended Market Index Fund, Spartan International Index Fund, and Spartan U.S. Equity Index Fund

"Investment Summary" (prospectuses)

"Principal Investment Strategies"

(Fidelity U.S. Bond Index Fund Fund)

"Normally investing at least 80% of the fund's assets in bonds included in the Lehman Brothers Aggregate Bond Index."

(Spartan Total Market Index Fund)

"Normally investing at least 80% of assets in common stocks included in the Dow Jones Wilshire 5000 Composite Index (Dow Jones Wilshire 5000), which represents the performance of a broad range of U.S. stocks."

(Spartan Extended Market Index Fund)

"Normally investing at least 80% of assets in common stocks included in the Dow Jones Wilshire 4500 Completion Index (Dow Jones Wilshire 4500), which represents the performance of stocks of mid- to small-capitalization U.S. companies."

(Spartan International Index Fund)

"Normally investing at least 80% of assets in common stocks included in the Morgan Stanley Capital International Europe Australia, Far East (MSCI EAFE) Index, which represents the performance of foreign stock markets."

(Spartan U.S. Equity Index Fund)

"Normally investing at least 80% of the fund's assets in common stocks included in the Standard & Poors Index (S&P 500), which broadly represents the performance of common stocks publicly traded in the United States."

C: The Staff would expect that an index fund would be investing more than 80% in the named index. The Staff questions whether that is something the funds will be doing.

R: We are aware of the Staff's position and the funds are in compliance with such position.

22. Fidelity Select Environmental Portfolio

"Fund Management" (prospectus)
"Principal Investment Risks"

"Douglas Simmons is manager of Environmental Portfolio, which he has managed since February 2004. Mr. Simmons joined Fidelity Investments in 2003 after receiving his MBA from Harvard Business School. Previously, Mr. Simmons was with Hicks, Muse, Tate & Furst."

C: The Staff requests that the dates Mr. Simmons was with Hicks, Muse, Tate & Furst be added.

R: Pursuant to the Staff's request, we have modified Mr. Simmons bio as follows (underlined added):

"Douglas Simmons is manager of Environmental Portfolio, which he has managed since February 2004. Mr. Simmons joined Fidelity Investments in 2003 after receiving his MBA from Harvard Business School. Previously, Mr. Simmons was with Hicks, Muse, Tate & Furst from September 1999 until July of 2001."

23. All funds

Tandy (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.